05039565

SECURI... ...MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50918

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **TieCare Financial Services, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

Fasangartengasse 14/18
(No. and Street)

Viena 1130 (City) — Austria (State) — (Zip Code)

RECEIVED MAR 01 2005 ... 179 ... SECTION PROCESSING ... WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Sass — (431)803-3761
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED MAR 23 2005 THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/22/05

OATH OR AFFIRMATION

I, **Robert Sass**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **TieCare Financial Services, Inc.**, as of **December 31, 2004** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Title

Robin Fogg
Commission #DD244669
Expires: Aug 25, 2007
Bonded Thru
Atlantic Bonding Co., Inc.

Notary Public

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Independent Auditor's Report 1

Financial Statements:

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder's Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-8

Supplementary Information:

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission 10

Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 11-12

Report on Internal Control Required by SEC Rule 17a-5 Claiming an Exemption from SEC Rule 15c3-3 13-14

SHERB & CO., LLP
Certified Public Accountants

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com
Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

We have audited the accompanying statement of financial condition of TieCare Financial Services, Inc. as of December 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TieCare Financial Services, Inc. as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP
Certified Public Accountants

New York, New York
February 18, 2005

TIECARE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

Cash	$	35,220
Commissions receivable		2,506
Other assets		3,771
Property and equipment, net of accumulated depreciation of $14,151		6,159
Total assets	$	47,656

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	176
Commissions payable		9,146
Total Liabilities		9,322
Stockholder's equity		
Common stock, no par value; authorized 1,000 shares 100 shares issued and outstanding		1,000
Additional paid-in capital		86,246
Accumulated deficit		(48,912)
Total stockholder's equity		38,334
Total liabilities and stockholder's equity	$	47,656

See accompanying notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	193,006
Administrative and advisory fees		19,682
Interest		223
Total revenues		212,911
Expenses:		
Commissions to agents/representatives		135,030
Employee compensation and benefits		72,915
Taxes other than federal income tax		136
Insurance		312
Regulatory fees and expenses		4,941
Bank charges and other charges		2,985
Bad debt		5,797
Professional fees		10,088
Office expenses		4,477
Travel and entertainment		1,198
Postage and shipping		1,821
Maintenance		3,350
Telephone and internet		6,362
Depreciation		3,087
Utilities		824
Rent		8,848
Total expenses		262,171
Operating loss		(49,260)
Other income:		
Gain on foreign currency conversion		348
Total other income		348
Net loss	$	(48,912)

See accompanying notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2004

	Common Stock - No Par Value		Additional Paid-in Capital	Accumulated deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2003	100	$ 1,000	$ 86,246	$ -	$ 87,246
Net loss for the year ended December 31, 2004	-	-	-	(48,912)	(48,912)
Balance, December 31, 2004	100	$ 1,000	$ 86,246	$ (48,912)	$ 38,334

See accompanying notes to financial statements.

TIECARE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

Cash flows from operating activities:		
Net loss	$	(48,912)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		3,087
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		10,404
Federal income tax recoverable		60
Other assets		6,801
Increase (decrease) in:		
Commissions payable		252
Accounts payable and accrued expenses		176
Net cash used in operating activities		(28,132)
Cash flows from investing activities:		
Purchase of property and equipment		(1,674)
Net decrease in cash		(29,806)
Cash, beginning of year		65,026
Cash, end of year	$	35,220
Supplemental disclosure of cash flow information:		
Cash paid during the year for interest	$	-

See accompanying notes to financial statements

See accompanying notes to financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS

TieCare Financial Services, Inc. (the "Company") was incorporated on February 27, 1998, in the state of Delaware. The Company is a registered broker/dealer engaged in the business of selling mutual funds (securities). The Company's principal operations are conducted in Vienna, Austria, however, the Company's functional currency is the U.S. dollar.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents. There were no cash equivalents at December 31, 2004.

Revenue Recognition

The Company generates commission income from sales and purchases of mutual funds and variable insurance products on behalf of customers. Commissions are recorded on a trade date basis.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Property and Equipment

Property and equipment, which primarily consist of office equipment and furniture, are recorded at cost and are depreciated on a straight line basis over their estimated useful lives of five to seven years. Maintenance and repairs are charged to expense as incurred. Significant renewals and betterments are capitalized. At the retirement or other disposition of property and equipment, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in other income (expense) in the accompanying statements of operations.

Income Taxes

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 3 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2004 are as follows:

Deferred tax assets:		
Net operating loss carryforwards	$	23,800
Less valuation allowance		(23,800)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2004 was an increase of $16,900.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2004:

Tax benefit at federal statutory rate (34%)	$	16,900
Change in valuation allowance		(16,900)
Net income tax benefit	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2004 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2004 the Company has available net operating loss carryforwards of approximately $70,000, which expire beginning in the year 2022.

NOTE 4 – PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of December 31, 2004:

Computer equipment	$	15,571
Furniture and fixtures		4,739
		20,310
Less accumulated depreciation		(14,151)
	$	6,159

Depreciation expense amounted to approximately $3,000 for the period ended December 31, 2004.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $25,791, which was $20,791, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .36 to 1.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts of customers or perform custodial functions related to customer securities.

NOTE 6 – OPERATING LEASE

The Company leases its office facilities under a month to month lease agreement dated July 1, 1998. Rent is payable monthly and includes base rent, utilities, sales taxes and maintenance fees. Increases in rent are tied into the cost of living index. Total rent expense for the year ended December 31, 2004 was $8,848.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

SUPPLEMENTARY INFORMATION

TIECARE FINANCIAL SERVICES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

Net capital computation:	
Total Stockholder's Equity	$ 38,334
Deductions and/or charges:	
Non-allowable assets:	
Commissions receivable	2,506
Other assets	3,771
Property and equipment	6,159
Total non-allowable assets	12,436
Net capital before haircuts on securities positions	25,898
Haircuts on securities:	
Money market account	107
Total haircuts on securities	107
Net capital	25,791
Required minimum capital	5,000
Excess net capital	$ 20,791
Aggregate indebtedness:	
Aggregate indebtedness as included in the Statement of Financial Condition	$ 9,322
Total aggregate indebtedness	$ 9,322
Ratio of aggregate indebtedness to net capital	.36 to 1
Reconciliation:	
Net capital, per unaudited December 31, 2004 FOCUS report, as filed	$ 26,679
Net audit adjustments	(888)
Net capital, per December 31, 2004 audited report, as filed	$ 25,791

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., limited business (mutual funds and/or variable annuities only).

SHERB & CO., LLP

2700 N. Military Trail, Suite 200
Boca Raton, FL 33431
Tel: 561-939-1275
Fax: 561-826-8100
e-mail: info@sherbcpa.com
Offices in New York and Florida

Certified Public Accountants

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Robert Sass, President
TieCare Financial Services, Inc.
Vienna, Austria

In planning and performing our audit of the financial statements and supplemental schedules of TieCare Financial Services, Inc. for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Shurk & Co., LLP
Certified Public Accountants

New York, New York
February 18, 2005